Consent of Independent Registered Public Accounting Firm The Board of Directors Nautilus, Inc.: We consent to the use of our reports dated February 26, 2021, with respect to the consolidated balance sheets of Nautilus, Inc. and subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, incorporated herein by reference. Portland, Oregon September 15, 2021 KPMG LLP Suite 3800 1300 South West Fifth Avenue Portland, OR 97201 KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. Exhibits 23.2